______________________________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              ___________________

                              AMENDMENT NO. 1 TO
                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             KAISER VENTURES INC.
                               (Name of Issuer)

                             KAISER VENTURES INC.
                             KAISER VENTURES LLC
                     (Name of Person(s) Filing Statement)


    Common Stock, $.03 par value                     CUSIP: 483100103
   (Title of Class of Securities)          (CUSIP Number of Class of Securities)

                               _________________


          Terry L. Cook, Esq.                Copies of communications sent to:
          Kaiser Ventures Inc.                     Theodore E. Guth, Esq.
 3633 E. Inland Empire Blvd., Suite 850            Guth | Christopher LLP
       Ontario, California  91764           10866 Wilshire Boulevard, Suite 1250
             (909) 483-8500                    Los Angeles, California  90024
                                                       (310) 474-8809

          Terry L. Cook, Esq.                Copies of communications sent to:
          Kaiser Ventures LLC                      Theodore E. Guth, Esq.
        c/o Kaiser Ventures Inc.                   Guth | Christopher LLP
 3633 E. Inland Empire Blvd., Suite 850     10866 Wilshire Boulevard, Suite 1250
       Ontario, California  91764              Los Angeles, California  90024
             (909) 483-8500                            (310) 474-8809

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
             Communications on Behalf of Persons Filing Statement)

  This statement is filed in connection with (check the appropriate box):
  a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934.
  b. [_] The filing of a registration statement under the Securities Act of 1933.
  c. [_] A tender offer.
  d. [_] None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                         Calculation of Filing Fee
--------------------------------------------------------------------------------
        Transaction Valuation/(1)/                Amount of Filing Fee/(1)/

             $87,259,141                                $17,825
--------------------------------------------------------------------------------

(1) The transaction value was based on the purchase of 6,908,879 shares of Common Stocks $.03 par value, of Kaiser Ventures Inc. based upon a market value per share of $12.63, the average of the high and low trading price of the Common Stock for the five trading days ended September 10, 2001. The fee was computed on the basis of the purchase of 6,908,879 shares for an aggregate of $12.90 per share, consisting of $10 in cash and one Class A Membership Unit of Kaiser Ventures LLC, valued at $2.90 as of July 16, 2001 (the date of the initial filing of this Schedule 13E-3) for purposed of Section of the Securities Act of 1933.
[X]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of Filing.
          Amount Previously Paid:       $17,825
                                       -------------------------
          Form or Registration No.:     Schedule 14A (000-18858)
                                       -------------------------
          Filing Party:                 Kaiser Ventures Inc.
                                       -------------------------

       Date Filed:                   September 13, 2001
                                       -------------------------

                                 INTRODUCTION
                                 ------------

   This Amendment No. 1 to this Rule 13E-3 Transaction Statement (this "Amendment") is being jointly filed by Kaiser Ventures Inc. ("Kaiser Inc.") and Kaiser Ventures LLC ("Kaiser LLC") in order to amend and restate the Schedule 13E-3 filed by Kaiser Inc. and Kaiser LLC on July 16, 2001 (together with this Amendment, this "Statement"). The parties are filing this Statement in connection with the proposed conversion of Kaiser Inc. into a Delaware limited liability company through the merger of Kaiser Inc. into Kaiser LLC, with Kaiser LLC as the surviving entity. If the conversion is approved by Kaiser Inc.'s stockholders, $10 in cash and one Class A Membership Unit (a "Class A Unit") in Kaiser LLC will be exchanged for each share of Kaiser Inc. Common Stock. The conversion would be consummated upon the terms and subject to the conditions set forth in the proposed Agreement and Plan of Merger, and the related agreements. A copy of the merger agreement is attached as Annex A of the Schedule 14A filed by Kaiser Inc. (collectively with all amendments, appendices and exhibits, the "Schedule 14A") with the SEC as of the date of this Statement pursuant to which the stockholders of Kaiser Inc. will be given notice of and asked to vote with respect to the approval of the merger, as well as certain other matters in connection with Kaiser Inc.'s annual meeting. In connection with the conversion proposal, Kaiser LLC has filed a Registration Statement on Form S-4 (as amended, the "Registration Statement") with the SEC as of the date of this Statement for the purpose of registering the Class A Units under the Securities Act of 1933. All references below to the "Proxy" are references to the jointly filed Schedule 14A and the Registration Statement.

   The information in the Proxy, which is attached hereto as Exhibit (a)(3), is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy.

   The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy of the information required to be included in this Statement. The information contained in the Proxy, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy and the appendices thereto. As of the date of this Statement, the Proxy is in preliminary form and subject to completion or amendment.

                             CROSS REFERENCE SHEET
                             ---------------------


Item 1.  Summary Term Sheet
         ------------------

         The information set forth in the Proxy under the heading SUMMARY-Summary of the Conversion Proposal" is incorporated herein by reference.

Item 2.  Subject Company Information
         ---------------------------

 (a) The name of the subject company is Kaiser Ventures Inc., a Delaware corporation (referred to as "Kaiser Inc." ). The address of Kaiser Inc.'s principal executive offices is 3633 E. Inland Empire Blvd., Suite 850, Ontario, California 91764, (909) 483-8500.
                                               --------------

 (b) The title of the subject securities is Common Stock, $.03 par value, of Kaiser Inc. As of the date of this Statement there were approximately 6,567,629 shares of Common Stock outstanding. As of September 7, 2001, there were approximately 2,042 record holders of Common Stock.

 (c)-(d) The information set forth in the Proxy under the headings "PRICE RANGE OF COMMON STOCK" and "DIVIDEND POLICY" is incorporated herein by reference.

 (e)     Not Applicable.

 (f) The information set forth in Kaiser Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 under the heading "ITEM 13. CERTAIN RELATIONSHIPS

            AND RELATED TRANSACTIONS" is incorporated herein by reference. Kaiser LLC has not purchased any subject securities during the last two years.

Item 3.     Identity and Background of Filing Person
            ----------------------------------------

 (a) This Statement is being filed by Kaiser Inc. and Kaiser LLC. Kaiser Inc. is the issuer of the Common Stock subject to the Rule 13e-3 transaction. Kaiser LLC is a newly-formed Delaware limited liability company and a wholly-owned subsidiary of Kaiser Inc. Kaiser Inc. and Kaiser LLC share the same address and telephone number. See Item 2(a).

 (b)        See Item 3(a).

 (c)(1)-(2) With respect to the directors and executive officers of Kaiser Inc., the information set forth in the Proxy under the headings "ELECTION OF DIRECTORS" and "MANAGEMENT" is hereby incorporated by reference pursuant to General Instruction C of Schedule 13E-3. The Board of Kaiser LLC will consist of five managers: Richard E. Stoddard, Ronald E. Bitonti, Todd G. Cole, Gerald A. Fawcett and Marshall F. Wallach. These individuals currently serve as directors of Kaiser Inc. In the event any of Messrs. Stoddard, Bitonti, Cole, Fawcett or Wallach are not elected to Kaiser Inc.'s Board of Directors at Kaiser Inc.'s 2001 annual stockholders meeting, the individual elected in his place shall serve on Kaiser LLC's Board of Managers. The information with respect to these individuals set forth in the Proxy under the headings "ELECTION OF DIRECTORS" and "MANAGEMENT" is hereby incorporated by reference pursuant to General Instruction C of Schedule 13E-3.

 (c)(3) None of Kaiser Inc.'s directors or executive officers, and none of Kaiser LLC's managers or executive officers, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

 (c)(4) None of Kaiser Inc.'s directors or executive officers, and none of Kaiser LLC's managers or executive officers, has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

 (c)(5) All of Kaiser Inc.'s directors and executive officers, and all of Kaiser LLC's managers and executive officers, are citizens of the United States.

 (d)        Not Applicable.

Item 4.     Terms of the Transaction
            ------------------------

 (a) The information set forth in the Proxy under the headings "SUMMARY" and "THE CONVERSION PROPOSAL" is incorporated herein by reference.

 (c) Upon consummation of the merger of Kaiser Inc. with and into Kaiser LLC, Kaiser LLC will issue Class A Units to all holders of Kaiser Inc.'s Common Stock. In addition, Kaiser LLC will issue Class B Units to three former executives of a subsidiary of Kaiser Inc. as contingent compensation. See "THE CONVERSION PROPOSAL-Class B Units."

 (d) The information set forth in the Proxy under the heading "THE CONVERSION PROPOSAL-Appraisal Rights" and the text of Section 262 of the Delaware General Corporation Law, set forth in Annex C to the Proxy, are incorporated herein by reference.

 (e) The information set forth in the Proxy under the heading "WHERE YOU CAN FIND MORE INFORMATION ABOUT KAISER" is incorporated herein by reference. Kaiser Inc. has not made any provision for any holders of Common Stock to obtain counsel or appraisal services at the expense of Kaiser Inc.

 (f) The information set forth in the Proxy under the heading "THE CONVERSION PROPOSAL-Risk Factors-Certain Risk Factors Relating to the Conversion Proposal and the Class A Units-The Class a Units Are Subject to Transfer Restrictions and Will Not Be Traded in a Public or Secondary Market," "- Comparison Of Common Stock and Class A Units-Transfer Restrictions" and "-Federal Income Tax Consequences Of The Conversion Proposal-Restrictions on Transferability" is incorporated herein by reference.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements
            --------------------------------------------------------

 (a)-(e) Kaiser LLC was formed by Kaiser Inc. on July 10, 2001 for the purposes of this transaction. Kaiser Inc. has contributed $100 in capital and is the sole member of Kaiser LLC.

Item 6.     Purposes of the Transaction and Plans or Proposals
            --------------------------------------------------

 (b) Each share of Common Stock in Kaiser Inc. exchanged in the conversion would be cancelled and would automatically convert into the right to receive $10 in cash and one Class A Unit.

 (c)(1) The information set forth in the Proxy under the headings "SUMMARY-Matters To Be Considered At The Meeting-The Conversion Proposal," "THE CONVERSION PROPOSAL-Questions and Answers Related to the Conversion Proposal," "-Summary Of The Conversion Proposal" is incorporated herein by reference.

 (c)(2) The information set forth in the Proxy under the headings "SUMMARY-Our Company-Current Strategy," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-Future Plans," "- Eagle Mountain Landfill Project," "-West Valley Materials Recovery Facility," "-The Mill Site Property," "-Lake Tamarisk and Mining Properties," "-Business Outlook-Ongoing Operations," "-Pending Sale of Eagle Mountain Landfill Project," "-Mill Site Property," "-Sale of Miscellaneous Properties" and "-Cash Maximization Strategy" is incorporated herein by reference.

            The information set forth in the Proxy under the headings "BUSINESS-Business Strategy," "-Eagle Mountain Landfill Project And Pending Sale-Pending Sale of the Landfill Project," "-Current Status," "- Ongoing Considerations if the Sale is Not Completed," "-West Valley Materials Recovery Facility and Transfer Station-Background," is also incorporated herein by reference.

 (c)(3) The information set forth in the Proxy under the headings "THE CONVERSION PROPOSAL," "DIVIDEND POLICY," "PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA" and "PRO FORMA UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET" is incorporated herein by reference.

            The information set forth in the Proxy under the headings "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-Future Plans," "-Eagle Mountain Landfill Project," "-West Valley Materials Recovery Facility," "-The Mill Site Property," "-Lake Tamarisk and Mining Properties," "-Business Outlook-Ongoing Operations," "-Pending Sale of Eagle Mountain Landfill Project," "-Mill Site Property," "-Sale of Miscellaneous Properties" and "-Cash Maximization Strategy" is incorporated herein by reference. The information set forth in the Proxy under the headings "BUSINESS-Business Strategy," "-Eagle Mountain Landfill Project And Pending Sale-Pending Sale of the Landfill Project," "- Current Status," "-Ongoing Considerations if the Sale is Not Completed," "-West Valley Materials Recovery Facility and Transfer Station-Background," is also incorporated herein by reference.

 (c)(4) The information set forth in the Proxy under the headings "SUMMARY-Matters To Be Considered At The Meeting-The Election of Directors," "-The Conversion Proposal," "THE CONVERSION PROPOSAL-Questions and Answers Related to the

             Conversion Proposal," "-Summary Of The Conversion Proposal" and "- Comparison Of Common Stock and Class A Units-Board of Managers" is incorporated herein by reference.

 (c)(5)      See responses to subsections (c)(1)-(4), (6) and (8) to this Item
             6.

 (c)(6), (8) The information set forth in the Proxy under the headings "SUMMARY-
             Matters To Be Considered At The Meeting-The Conversion Proposal-Trading and Transfer," "THE CONVERSION PROPOSAL-Questions and Answers Related to the Conversion Proposal," "-Summary Of The Conversion Proposal," "-Risk Factors-Certain Risk Factors Relating to the Conversion Proposal and the Class A Units-The Class A Units Are Subject to Transfer Restrictions and Will Not Be Traded in a Public or Secondary Market," and "-Comparison Of Common Stock and Class A Units-Transfer Restrictions" is incorporated herein by reference.

 (c)(7)      Not Applicable

Item 7.      Purposes, Alternatives, Reasons and Effects
             -------------------------------------------

 (a) The information set forth in the Proxy under the heading "THE CONVERSION PROPOSAL-Summary Of the Conversion Proposal-Recommendation of Kaiser Inc.'s Board of Directors" is incorporated herein by reference.

 (b) The information set forth in the Proxy under the heading "SUMMARY-- Summary of the Conversion Proposal" is incorporated by reference.

 (c) The information set forth in the Proxy under the heading "Summary Of the Conversion Proposal-Recommendation of Kaiser Inc.'s Board of Directors" is incorporated herein by reference.

 (d) The information set forth in the Proxy under the headings "SUMMARY," "THE CONVERSION PROPOSAL-Questions and Answers Related to the Conversion Proposal," "-Summary Of The Conversion Proposal," "-Risk Factors-Certain Risk Factors Relating to the Conversion Proposal and the Class A Units," "-Comparison Of Common Stock and Class A Units" and "-Federal Income Tax Consequences Of The Conversion Proposal" is incorporated herein by reference.

Item 8.      Fairness of the Transaction
             ---------------------------

 (a)-(b) )   The information set forth in the Proxy under the heading "THE
             CONVERSION PROPOSAL-Summary Of the Conversion Proposal-
             Recommendation of Kaiser Inc.'s Board of Directors" is incorporated herein by reference.

 (c) The information set forth in the Proxy under the headings "INFORMATION CONCERNING SOLICITATION AND VOTING-Record Date; Voting Rights; Votes Required for Approval" and ""THE CONVERSION
             PROPOSAL -Vote Required" is incorporated herein by reference.

 (d)         No unaffiliated representative was retained.

 (e) The information set forth in the Proxy under the heading "THE CONVERSION PROPOSAL-Summary Of the Conversion Proposal-Recommendation of Kaiser Inc.'s Board of Directors" is incorporated herein by reference.

(f)          Not applicable.

Item 9.      Reports, Opinions, Appraisals and Negotiations
             ----------------------------------------------

 (a)-(c) The information set forth in the Proxy under the headings "THE CONVERSION PROPOSAL-Questions and Answers Related to the Conversion Proposal-What are the tax ramifications to Kaiser stockholders?," "-Risk Factors-Certain Risk Factors Relating to the Conversion Proposal and the Class A Units-The Conversion Proposal Will Have Federal Income Tax Consequences to our Stockholders," "-The Actual Tax Savings to Kaiser Inc. and the Tax Effect on its Stockholders Which Result from the Conversion Proposal Could Vary Significantly from Projected Tax Consequences," "Federal Income Tax Consequences Of The Conversion Proposal-Consequences to Kaiser Inc. Stockholders" and "-Valuation of Kaiser's Common Stock and Class A Units" is incorporated herein by reference.

Item 10.     Source and Amounts of Funds or Other Consideration
             --------------------------------------------------

 (a) The information set forth in the Proxy under the headings "THE CONVERSION PROPOSAL-Summary of the Conversion Proposal, "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA," "PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA," "PRO FORMA UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-Financial Position-Cash, Cash Equivalents and Short-Term Investments" is incorporated herein by reference.

 (b)         Not applicable.

 (c) Kaiser Inc. currently estimates incurring expenses in connection with the conversion proposal as set forth in the table below. Kaiser Inc. will be solely responsible for paying these expenses.

                         Expense Category                       Estimate
                         ----------------                       --------
                           SEC Filing Fees.............       $   17,825
                           Legal Costs.................          250,000
                           Accounting Costs............          225,000
                           Valuation Fees..............           95,000
                           Solicitation Costs..........            5,000
                           Printing Costs..............           35,000
                           Miscellaneous...............           10,000
                                                              ----------
                         TOTAL                                $  637,825
                                                              ==========

 (d)         Not Applicable

Item 11.     Interest in Securities of the Subject Company
             ---------------------------------------------

 (a) The information set forth in the Proxy under the heading "SECURITY OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS" is incorporated herein by reference.

 (b)         None.

Item 12.     The Solicitation or Recommendation
             ----------------------------------

 (d)-(e) Based on the information available to Kaiser Inc., after making reasonable inquiry, Kaiser Inc.'s directors and executive officers intend to vote his shares of Common Stock, and those shares over which he may have proxy authority, in favor of the conversion proposal. In addition to the recommendation by Kaiser Inc.'s Board of Directors in favor of the transaction, based on the information available to Kaiser Inc., after making reasonable inquiry, only James F. Verhey, Kaiser Inc.'s Executive Vice President-Finance & CFO, has made statement in support of the conversion proposal. Mr. Verhey's statements were made during an investor conference call relating to the conversion, the script for which was filed as Annex 2 to the
             Schedule 14 A filed by Kaiser Inc. with the SEC on July 11, 2001, which statement is incorporated herein by reference. Kaiser LLC is currently wholly owned by Kaiser Inc., and the members of its Board of Managers are all members of the Kaiser Inc. Board of Directors. Accordingly, there was no separate evaluation for the Conversion Proposal by Kaiser LLC, which has no unaffillated unitholders. Kaiser LLC expressly adopts the conclusions and recommendations of the Board of Directors of Kaiser Inc. The additional information set forth in the Proxy under the headings "THE CONVERSION PROPOSAL-Summary of the Conversion Proposal-Recommendation of Kaiser Inc.'s Board of Directors," is also incorporated herein by reference.

Item 13      Financial Statements
             --------------------

 (a) The information set forth in the Proxy under the heading "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA" is incorporated herein by reference. The information set forth in Kaiser Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 under the heading "FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA" and the information set forth in Kaiser Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 under the heading "FINANCIAL STATEMENTS" is also incorporated herein by reference.

 (b) The information set forth in the Proxy under the headings "PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA" and "PRO FORMA UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET" is incorporated herein by reference.

Item 14.     Persons/Assets, Retained, Employed, Compensated or Used
             -------------------------------------------------------

 (a)         Not applicable.

 (b) The information set forth in the Proxy under the heading "PROXY STATEMENT/PROSPECTUS-Information Concerning Solicitation and Voting-Costs of Solicitation" is incorporated herein by reference.

Item 15.     Additional Information
             ----------------------

 (b) The information set forth in the Proxy under the heading "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is incorporated herein by reference.

Item 16.     Exhibits
             --------

             All information set forth in the Proxy, and exhibits thereto, which is not otherwise incorporated in this Statement by reference is hereby incorporated herein by reference.

             See Exhibit Index on page 8 of this Schedule 13E-3.

                                  SIGNATURES

     After due inquiry, and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2001              KAISER VENTURES INC.



                                        By:  /s/ Richard E. Stoddard
                                           ------------------------------
                                             Richard E. Stoddard
                                             Chairman of the Board and President

                                        KAISER VENTURES LLC


                                        By:  /s/ Richard E. Stoddard
                                           ------------------------------
                                             Richard E. Stoddard
                                             Chairman of the Board and President

                                 EXHIBIT INDEX

Exhibit
Number     Description
------     -----------

 (a)(1) Schedule 14A filed by Kaiser Ventures Inc. with the SEC on July 11, 2001 attaching as Annex A, B, C and D, respectively, a press release, the script for the July 11, 2001 investor conference call, investor talking points and a website discussion of the proposed transaction (incorporated herein by reference)

 (a)(2) Current Report on Form 8-K filed by Kaiser Ventures Inc. with the SEC on July 13, 2001 attaching as Exhibit 99 a transcript of the investor conference call held on July 11, 2001 and setting forth the discussion with investors during the questions and answers session (incorporated herein by reference)

 (a)(3) Preliminary Schedule 14A (Amendment No. 1) filed by Kaiser Ventures Inc. with the SEC as of the date of this Schedule 13E-3 (incorporated herein by reference)


 (a)(4) Form of Proxy card, filed with the SEC along with the Proxy (incorporated herein by reference)

 (a)(5) Proposed Agreement and Plan of Merger by and between Kaiser Ventures Industries Inc. and Kaiser Ventures, LLC (incorporated herein by reference from Annex A to the Schedule 14A (Amendment No. 1) filed by Kaiser Ventures Inc. on as of the date of this Schedule 13E-3).


 (a)(6) Certificate of Merger to be filed with the Secretary of State of Delaware (incorporated herein by reference from Annex B to the Schedule 14A (Amendment No. 1) filed by Kaiser Ventures Inc. on the date of this Schedule 13E-3).


 (a)(7) Operating Agreement of Kaiser Ventures, LLC (incorporated herein by reference from Annex C to the Schedule 14A (Amendment No. 1) filed by Kaiser Ventures Inc. on the date of this Schedule 13E-3)


 (a)(8) Amendment No. 2 to the Registration Statement on Form S-4, and its related exhibits, filed by Kaiser Ventures LLC with the SEC as of the date of the Schedule 13E-3 (incorporated herein by reference)


 (b)       None

 (c)(1) Opinion of Ernst & Young relating to tax matters (incorporated herein by reference from Exhibit 99.2 to Amendment No. 2 to the Registration Statement on Form S-4 filed by Kaiser Ventures LLC on the date of this Schedule 13E-3)


 (c)(2) Consent of Duff & Phelps relating to its independent valuation (incorporated herein by reference from Exhibit 23.3 to Amendment No. 2 to the Registration Statement on Form S-4 filed by Kaiser Ventures LLC on the date of this Schedule 13E-3)


 (c)(3) Preliminary Opinion of Duff & Phelps relating to its independent valuation (incorporated herein by reference from Exhibit 99.3 to Amendment No. 2 to the Registration Statement on Form S-4 filed by Kaiser Ventures LLC on the date of this Schedule 13E-3)


 (d)       None.

 (e)       Not applicable

 (f) Summary of Appraisal Rights (incorporated herein by reference from the Schedule 14A (Amendment No. 1) filed by Kaiser Ventures Inc. as of the date of this Schedule 13E-3 under the heading "THE CONVERSION PROPOSAL-Appraisal Rights" and by reference to Annex C to such
           Schedule 14A)


 (g)       Not Applicable

 (h)       See (c)(1)